UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director; Appointment of Director

On February 13, 2023, Mr. Daniel Fink resigned from the Board of Directors (the “Board”) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), effective immediately. In connection with Mr. Fink’s resignation, Mr. Fink also resigned from his position as a member of the Audit Committee of the Board (the “Audit Committee”). Mr. Fink’s resignation is entirely for personal reasons and not as a result of any disagreements with the Company or the Company’s operations, policies, or practices. Mr. Fink will continue as a Board Observer to the Board.

In connection with Mr. Fink’s resignation, the Board appointed Mr. Alejandro Weinstein as a Director to fill the vacancy in the Board created by Mr. Fink’s resignation, effective immediately for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2022 (which corresponds to the duration of mandate of Mr. Fink). The Board determined that Mr. Weinstein meets the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market rules.

Mr. Weinstein holds a Business Administration degree from the Universidad Catolica de Chile and participated in the Owner/President Management Program at Harvard Business School. He is a Certified Public Auditor and accountant and has more than 30 years of experience in the healthcare and wellness industries, both operating and investing. He is a co-founder of WM Partners LP, a middle-market private equity firm focused on the health and wellness industry. He is also an investor and General Partner of Olive Tree Venture (OTV), an Israel based venture capital fund, as well as investor and Principal of Vanterra Capital. Mr. Weinstein also serves on our board of directors and several private companies. Previously, Mr. Weinstein served as Chief Executive Officer of CFR Pharmaceuticals S.A. (“CFR”) for 10 years. As Chief Executive Officer of CFR, he transformed CFR from a local Chilean pharmaceutical company into a global pharmaceutical player. Mr. Weinstein has been involved in several exit transactions and has extensive M&A transaction experience.

In connection with Mr. Weinstein’s resignation from the Audit Committee, the Board appointed existing director Kyle Bransfield as a member of the Audit Committee.

Share Repurchase Program

On February 13, 2023, the Board of Directors approved a share repurchase program for the purchase of up to $5.0 million of its ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”) or 2,000,000 Ordinary Shares, whichever is lesser (the “Repurchase Program”).

The Company may purchase Ordinary Shares from time to time in the open market, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Exchange Act of 1934, as amended, through privately negotiated transactions, or any other legally permissible method, at management’s discretion based on market and operational conditions, share price, trading volume, legal requirements and other factors.

The Repurchase Program shall be made in compliance with the parameters approved by the Company’s shareholders at the annual general meeting of the Company held on June 28, 2022, the rules of the United States Securities and Exchange Commission, and other applicable legal requirements.

The Company is not obligated to purchase any Ordinary Shares under the Repurchase Program and the Repurchase Program may be suspended or terminated at any time at management’s discretion.

CEO Succession Planning

On February 13, 2023, Procaps Chief Executive Officer Ruben Minski announced his expectation to transition from his role as CEO to Executive Chairman of the Company in early 2024. The Nominating Committee of the Board is leading the succession planning process and is forming a search committee to proactively manage the selection and transition process. Mr. Minski will work with the rest of the Board to ensure the successful identification of a successor CEO.

Shareholder Letter; Preliminary 2022 Financial Estimates and 2023 Guidance

On February 13, 2023, The Company issued a press release (the “Press Release”) with a letter from CEO Ruben Minski announcing the changes to the Board, the Repurchase Program, and other initiatives, as well as selected preliminary, unaudited financial results estimates for the fiscal year ended December 31, 2022 financial results and preliminary guidance for the year-ending December 31, 2023. A copy of the Press Release has been furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) whether the Company enters into a new definitive agreement with respect to an acquisition of, and if so, the inability to recognize the anticipated benefits of any such potential acquisition Grupo Somar which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company; (2) the inability to successfully retain or recruits officers, key employees, or directors; (3) effects on Procaps’ public securities’ liquidity and trading; (4) the lack of a market for Procaps’ securities; (5) changes in applicable laws or regulations; (6) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (7) the ability of the Company to execute on its expense reductions plans or growth initiatives, and (8) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this Form 6-K are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated February 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: February 13, 2023

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